Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF US$100.4 MILLION FOR 2012

For Immediate Release	March 28, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that for 2012 net income amounted to $100.4 million or $0.58 per share and that cash flow from operating activities was $97.6 million.

Anthony Hawkshaw, Chief Financial Officer and Director, remarked that “Earnings of $100 million and operating cash flow of $98 million is a remarkable achievement for the Company’s first year of commercial production. This achievement sets a benchmark for the current year. The Board of Directors expresses its appreciation to everyone involved with the mine operations and the support staff for their dedication and hard work. This result would not have been possible without everyone’s contribution.”

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

CFO & Director

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 416 626 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com